Exhibit 99.1

MAHANAGAR TELEPHONE NIGAM LIMITED
(A GOVERNMENT OF INDIA ENTERPRISE)
CORPORATE OFFICE

MTNL/SECTT/SE/UNAA/2010
January 29, 2010

The Secretary, Stock Exchanges
Delhi/ Bombay/ Calcutta/Madras
National Stock Exchange/NYSE

Sub: Unaudited Financial Results (Provisional) for the Quarter ended 31st December, 2009

Dear Sir,

As already informed you, a meeting of the Board of Directors of the Company was held today at New Delhi to consider the Un-audited Financial Results for the quarter ended on 31st December, 2009. A copy of the approved unaudited financial results (Provisional) alongwith segment wise reporting is enclosed for your kind information and record. The same is also being published in the Newspapers.

Thanking you,

Yours faithfully,

(S. R. SAYAL)
COMPANY SECRETARY

Encl : as above.

Annexure A
MAHANAGAR TELEPHONE NIGAM LIMITED
(A Govt. of India Enterprise)
Regd. Office : Jeevan Bharti Building, Tower-1, 12 th Floor, 124, Connaught Circus, New Delhi-110001
UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED 31/12/2009

						(Rs. in Million)
S. No.	Particulars	3 Months ended 31/12/2009	Corresponding 3 Months ended 31/12/2008 in the previous year	Year to date figures for Current period ended 31/12/2009	Year to date figures for previous year ended 31/12/2008	Year Ended 31/03/2009
		UNAUDITED	REVIEWED	UNAUDITED	REVIEWED	AUDITED
1	2	3	4	5	6	7

1	(a) Net Income from Operations	9,022.57	11,117.75	27,935.25	34,316.37	44,559.99
	(b) Other Operating Income	171.85	130.52	609.30	597.02	1,200.31
	Total Income	9,194.42	11,248.27	28,544.55	34,913.39	45,760.30
2	Expenditure
	a. Staff Cost	13,362.85	5,816.94	23,695.12	15,016.64	21,273.96
	b. Revenue Sharing	1,389.80	1,890.61	4,290.96	5,873.91	7,525.73
	c. Licence Fee & Spectrum Charges	847.42	1,175.83	2,948.45	3,480.20	4,602.83
	d. Admn./Operative Expenditure	2,087.09	2,249.56	6,028.28	6,687.40	9,462.30
	e. Depreciation	1,807.00	1,780.60	5,333.44	5,352.30	6,988.47
	Total Expenditure	19,494.17	12,913.53	42,296.25	36,410.45	49,853.29
3	Profit from Operations before Other Income, Interest & Exceptional Items (1-2)	(10,299.75)	(1,665.26)	(13,751.70)	(1,497.06)	(4,092.99)
4	Other Income	1,007.60	2,613.34	4,150.11	5,256.95	6,742.44
5	Profit before Interest & Exceptional Items (3+4)	(9,292.15)	948.08	(9,601.59)	3,759.88	2,649.45
6	Interest	0.11	0.53	6.10	10.43	11.53

7	Profit after Interest but before Exceptional Items (5-6)	(9,292.26)	947.55	(9,607.69)	3,749.45	2,637.92
8	Exceptional Items	—	—	—		—
9	Profit (+)/Loss(-) from ordinary activities before tax	(9,292.26)	947.55	(9,607.69)	3,749.45	2,637.92
10	Tax expense					—
	a. Provision for Taxation	(296.74)	643.88	1.41	2,220.01	2,266.79
	b. Provision for Deferred Tax	(234.57)	(228.71)	(641.38)	(1,045.30)	(1,312.20)

11	Net Profit (+)/Loss(-) from ordinary activities after tax	(8,760.95)	532.38	(8,967.71)	2,574.74	1,683.33
12	Extraordinary Items /Period period Adj.(net of tax)	188.58	1.39	193.15	3.46	(433.84)
13	Net Profit (+)/Loss(-) for the period	(8,949.53)	530.98	(9,160.86)	2,571.28	2,117.17
14	Paid up equity share capital (Face value of Rs.10/- each.)	6,300.00	6,300.00	6,300.00	6,300.00	6,300.00
15	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year					114,293.68
16	Earning Per Share (EPS)
	(a) Basic and Diluted EPS before Extraordinary items for the period	(13.91)	0.85	(14.23)	4.09	2.67
	(b) Basic and Diluted EPS after Extraordinary items for the period	(14.21)	0.84	(14.54)	4.08	3.36
17	Public Shareholding
	a) Number of shares	275,627,260	275,627,260	275,627,260	275,627,260	275,627,260
	b) Percentage of shareholding	43.75%	43.75%	43.75%	43.75%	43.75%

Notes:

1
The unaudited financial results have been reviewed by the Audit Committee on 29.01.2010 and recommended to the Board and taken on record at the meeting of the Board of Directors of the Company held on 29.01.2010.

2
The above results have been finalised considering, for retirement benefits, a discounting factor @ 8.25% in accordance with the yield of Central Government Securities and as certified by the Actuary. This compares with discount rate of 8.50% assessed during the year 2008-09 and 8.75% during 2nd Quarter 2009-10 as given by the Actuary.

3
The above results have been finalised considering for retirement benefit, 4% increase in Dearness Relief which compares with 1.5% which was assessed during the year 2008-09 and 0.75% during 2nd Quarter 2009-10, as certified by the Actuary. The cummulative impact of 2 & 3 above covers the earlier quarters too.

4	Previous period/year figures have been regrouped/ rearranged wherever necessary.

5	The status of investor complaints received and disposed off during this quarter ended on 31/12/2009 is as under:

Complaints pending at the beginning of the quarter	—
Complaints received during this quarter	10
Complaints disposed off during this quarter	10
Complaints lying unresolved at the end of the quarter	—

		For and behalf of the Board

		Kuldip Singh
		Chairman & Managing Director

Place : New Delhi
Date : 29.01.2010

UNAUDITED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE THREE MONTHS ENDED ON 31/12/2009

						(Rs. in Million)
S.NO	Particulars	3 Months ended 31/12/2009	Corresponding 3 Months ended 31/12/2008 in the previous year	Year to date figures for Current preiod ended 31/12//2009	Year to date figures for previous year ended 31/12/2008	Previous accounting year ended 31/3/2009
		UNAUDITED	REVIEWED	UNAUDITED	REVIEWED	Audited
1	2	3	4	5	6	5

1.	Segment Revenue
	a. Basic Services	7,462.01	9,927.85	23,054.67	28,192.19	36,922.62
	b. Cellular	1,656.42	2,129.81	5,201.42	6,382.26	8,471.15
	c. Unallocated	—	—	—	—
	Total	9,118.43	12,057.66	28,256.09	34,574.45	45,393.77

	Less: Inter Segment Revenue	95.86	939.91	320.85	258.08	833.78
	Net Income From Operations	9,022.57	11,117.74	27,935.25	34,316.37	44,559.99

2.	Segment Results (Profit (+)/ Loss (-) before tax and interest from each segment)
	a. Basic Services	(9,497.68)	251.21	(10,865.64)	359.62	(1,578.18)
	b. Cellular	92.11	312.87	652.31	1,494.82	1,794.00
	c. Unallocated	113.42	384.00	611.74	1,905.44	2,433.63
	Total	(9,292.15)	948.08	(9,601.59)	3,759.88	2,649.45
	Less: (i) Interest	0.11	0.53	6.10	10.43	11.53
	Less : (ii) Prior Period	—	—	—	—	(2,496.78)
	Total Profit before tax	(9,292.26)	947.55	(9,607.69)	3,749.45	5,134.70

3.	Capital Employed
	(Segment Assets - Segment Liabilities)
	a. Basic Services	23,427.83	36,794.44	23,427.83	36,794.44	35,826.82
	b. Cellular	9,573.44	5,897.55	9,573.44	5,897.55	7,160.33
	c. Unallocated	81,217.44	81,583.07	81,217.44	81,583.07	80,192.59
	Total	114,218.72	124,275.05	114,218.72	124,275.05	123,179.74

Place: New Delhi
Date :29.01.2010

Co. Secy.